UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated June 17, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

SIBANYE GOLD AGM 2014 – VOTING RESULTS

Westonaria, 17 June 2014: Sibanye Gold is pleased to announce that all resolutions were passed by the requisite majority at the Company's Annual General Meeting held at Libanon Business Park at 09:00 on Tuesday, 17 June 2014. In accordance with recommended practice, a poll was conducted on each resolution at the meeting.

Computershare Investor Services Proprietary Limited acted as independent assessors and the result of the polls was as follows:

Number of votes per share: one

Meeting type: AGM

1   Ordinary resolution number 1: Re-appointment of auditors

For	Against	Shares voted
736,586,779	52,760	736,639,539
99.99%	0.01%	100.00%

2   Ordinary resolution number 2: Election of a director: ZST Skweyiya

For	Against	Shares voted
736,392,631	167,924	736,560,555
99.98%	0.02%	100.00%

3   Ordinary resolution number 3: Re-election of a director: MS Moloko

For	Against	Shares voted
736,402,043	159,340	736,561,383
99.98%	0.02%	100.00%

4 Ordinary resolution number 4: Re-election of a director: NJ Froneman

For	Against	Shares voted
736,408,679	156,672	736,565,351
99.98%	0.02%	100.00%

5 Ordinary resolution number 5: Re-election of a director: C Keyter

For	Against	Shares voted
736,326,503	159,252	736,485,755
99.98%	0.02%	100.00%

6 Ordinary resolution number 6: Re-election of a director: KA Rayner

For	Against	Shares voted
736,406,419	158,592	736,565,011
99.98%	0.02%	100.00%

7 Ordinary resolution number 7: Re-election of a member and Chair of the Audit Committee: KA Rayner

For	Against	Shares voted
736,456,671	107,268	736,563,939
99.99%	0.01%	100.00%

8 Ordinary resolution number 8: Re-election of a member of the Audit Committee: RP Menell

For	Against	Shares voted
736,457,303	120,616	736,577,919
99.98%	0.02%	100.00%

9 Ordinary resolution number 9: Re-election of a member of the Audit Committee: NG Nika

For	Against	Shares voted
736,479,503	92,944	736,572,447
99.99%	0.01%	100.00%

10   Ordinary resolution number 10: Re-election of a member of the Audit Committee: SC van der Merwe

For	Against	Shares voted
736,476,007	109,180	736,585,187
99.99%	0.01%	100.00%

11   Ordinary resolution number 11: Approval for the issue of authorised but unissued ordinary shares

For	Against	Shares voted
722,883,671	13,686,136	736,569,807
98.14%	1.86%	100.00%

12   Advisory endorsement of the remuneration policy

For	Against	Shares voted
618,448,480	118,088,843	736,537,323
83.97%	16.03%	100.00%

13   Special resolution number 1: Approval for the remuneration of non-executive directors

For	Against	Shares voted
672,646,706	63,876,233	736,522,939
91.33%	8.67%	100.00%

14   Special resolution number 2: Approval for the Company to grant financial assistance in terms of section 44 and 45 of the Act

For	Against	Shares voted
735,717,579	718,948	736,436,527
99.90%	0.10%	100.00%

15   Special resolution number 3: Acquisition of Company's own shares

For	Against	Shares voted
711,206,206	25,313,925	736,520,131
96.56%	3.44%	100.00%

ENDS
Contact

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
Sponsor: J.P. Morgan Equities South
Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: June 17, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer